ASX/MEDIA RELEASE	15 September 2005

pSivida Completes Manufacturing Infrastructure for
BrachySil™ Cancer Therapy

BrachySil™ manufacturing process completed at state-of-the-art Auriga Medical™ facility

Global nanotechnology company pSivida Limited (ASX:PSD, NASDAQ:PSDV, Xetra:PSI) is pleased to announce that it’s manufacturing partner QSA* has completed the construction and validation of a state-of-the-art cleanroom facility, dedicated to the supply of pSivida’s lead cancer therapy BrachySil™, at QSA’s Auriga Medical™ facility in Braunschweig, Germany.

This cGMP facility will fulfil the final process in the manufacture of BrachySil™ for future clinical and commercial use, and represents the crucial final stage in establishing the manufacturing and supply infrastructure to support BrachySil™ as it advances through clinical trials towards the market.

BrachySil™ (32-P BioSilicon™) has shown excellent results in Phase IIa clinical trials as a radiotherapy for the treatment of inoperable primary liver cancer, where it is delivered directly into the tumors without surgery, a procedure known as brachytherapy. pSivida is currently preparing to begin Phase IIb dose-profiling studies with BrachySil™ in this indication and expects to treat its first patient before the end of 2005. The Company is also planning Phase IIa trials with BrachySil™ to evaluate its safety and efficacy in patients suffering from pancreatic cancer. This trial is also on schedule to begin in late 2005.

pSivida and QSA entered into an extendable three-year manufacturing agreement for BrachySil™ in March 2004. Under the terms of the agreement, QSA’s specialist brachytherapy and radioimmunotherapy business Auriga Medical™ was to design and construct a dedicated facility, optimized for the processing of BrachySil™ (32-P BioSilicon™). Auriga Medical™ will also manage the supply logistics for clinical and commercial use.

pSivida’s Managing Director, Gavin Rezos, said, “The completion of this facility marks a significant step forward towards commercialising BrachySil™ and I am delighted with the progress made by the team at Auriga Medical™. All key steps and facilities involved in the BrachySil™ manufacturing process are now operating to the essential GMP requirements necessary for regulatory approval. We are now in a very good position to rapidly advance our clinical development and commercialisation programme for our exciting lead product.”

*AEA Technology QSA GmbH is a subsidiary of AEA Technology plc (LSE: AAT.L), which announced on 13 September 2005 that it had reached a conditional agreement to sell a portfolio of non-core assets, of which QSA is one of nine companies, to private equity company Coller Capital.

pSivida Limited is currently in negotiations to acquire a US based drug delivery company with the potential to create a global drug delivery company specializing in nanotechnology, with revenues from existing products and generating long-term value through its diversified late-stage product portfolio.

-ENDS-

Released by:

pSivida Limited Brian Leedman Investor Relations pSivida Limited Tel: + 61 8 9226 5099 brianl@psivida.com	US Public Relations Beverley Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 9 1100 ext. 12 bjedynak@janispr.com	UK & Europe Public Relations Mark Swallow / Helena Podd Citigate Dewe Rogerson Tel: +44 (0)20 7638 9571 mark.swallow@citigatedr.co.uk

NOTES TO EDITORS:

pSivida Limited
pSivida is a global nanotechnology company committed to the biomedical sector and the development of products in healthcare. The company’s focus is the development and commercialisation of a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™. As a new and exciting biocompatible material, BioSilicon™ offers multiple potential applications across the high growth healthcare sector, including controlled release drug delivery, targeted cancer therapies (including brachytherapy and localized chemotherapy), tissue engineering and orthopedics. Potential diagnostics applications are being developed through its subsidiary AION Diagnostics Limited.

pSivida owns the intellectual property rights to BioSilicon™ for use in or on humans and animals. The IP portfolio consists of 26 patent families, 33 granted patents and over 80 patent applications. The core patent, which recognises BioSilicon™ as a biomaterial was granted in the UK in 2000 and in the US in 2001.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida’s shares also trade in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD. pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

The Company’s strategic partner and largest shareholder is the QinetiQ group, the largest science and technology company in Europe. QinetiQ is the former UK government Defence Evaluation Research Agency and was instrumental in discovering BioSilicon™. pSivida enjoys a strong relationship with QinetiQ having access to its cutting edge research and development facilities. For more information on QinetiQ visit www.qinetiq.com.

For more information visit www.psivida.com

This document contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors including: our failure to develop applications for BioSiliconTM due to regulatory, scientific or other issues. Other reasons are contained in cautionary statements in the Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida